SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

Alpha Pro Tech, Ltd.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

020772109

(CUSIP Number)

William R. Lykken

310 West 17th Street

Grafton, North Dakota 58237-2005

(701) 520-1713

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020772109		13D

1	Name of Reporting Person William R. Lykken

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 985,150

	8	Shared Voting Power 92,945

	9	Sole Dispositive Power 985,150

	10	Shared Dispositive Power 92,945

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,078,095

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.8%(1)

14	Type of Reporting Person IN

(1)  Based on 22,437,616 shares of Common Stock of Alpha Pro Tech, Ltd. outstanding as of March 10, 2011, as reported by Alpha Pro Tech, Ltd. in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission on March 16, 2011.

Item 1.	Security and Issuer.

This exit Schedule 13D/A — Amendment No. 3 (this “Amendment”) — amends and supplements the Schedule 13D/A filed on October 30, 2009 (as previously amended, the “Schedule 13D”) by the Reporting Person with respect to the Common Stock, par value $0.01 (“Shares”), of Alpha Pro Tech, Ltd., a Delaware corporation, with its principal executive offices located at Suite 112, 60 Centurian Drive, Markham, Ontario, Canada L3R 9R2 (the “Issuer”).

The total dispositions of Shares by the Reporting Person since the date of filing of the previous amendment to the Schedule 13D (Amendment No. 2 to the Schedule 13D, which was filed on October 30, 2009) represent less than 1% of the outstanding Shares of the Issuer and, therefore, do not rise to the defined materiality thresholds of Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended.  However, as a result of such dispositions, the Reporting Person’s beneficial ownership has dropped below the 5% Schedule 13D reporting threshold.  Therefore, this Amendment constitutes the final amendment to the Reporting Person’s Schedule 13D and an exit filing for the Reporting Person and terminates the Reporting Person’s obligation to further amend the Schedule 13D.

Item 2.	Identity and Background.

(a)                    The Schedule 13D is being filed by William R. Lykken (the “Reporting Person”).

(b)                   The Reporting Person’s residence address is 310 West 17th Street, Grafton, North Dakota 58237-2005.

(c)                    The Reporting Person is self-employed as president of Lykken, Inc., Box 606, Grafton, North Dakota 58237.

(d)                   During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                    During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                      The Reporting Person is an individual resident of the State of North Dakota and a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.  This Amendment is being filed to report the disposition by the Reporting Person of Shares in an amount that has resulted in the Reporting Person no longer meeting the reporting requirements of Schedule 13D.

Item 4.	Purpose of Transaction.

The Reporting Person’s beneficial ownership has dropped below the 5% Schedule 13D reporting threshold.  Therefore, this Amendment constitutes the final amendment to the Reporting Person’s Schedule 13D and an exit filing for the Reporting Person and terminates the Reporting Person’s obligation to further amend the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)                    Incorporated by reference to Items 11 and 13 of the Cover Page.

(b)                   Incorporated by reference to Items 7-10 of the Cover Page.

(c)                    None.

(d)                   With respect to the beneficial ownership reported for the Reporting Person, 50,775 Shares are held jointly with the Reporting Person’s spouse, and 42,170 Shares are held jointly with the Reporting Person’s sister.  These individuals share with the Reporting Person the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those respective Shares.

(e)                    Based on the 22,437,616 shares outstanding as of March 10, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission on March 16, 2011, the Reporting Person has ceased to be the beneficial owner of more than 5% of the outstanding Shares of the Issuer.  The Reporting Person’s last disposition of Common Stock of the Issuer was on January 6, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                    April 12, 2011

/s/ William R. Lykken
William R. Lykken